

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

July 9, 2009

<u>Via U.S. Mail</u>

Michael B. White
General Counsel
Hecla Mining Company
6500 North Mineral Drive, Suite 200
Coeur d'Alene, Idaho 83815-9408

Re: **Hecla Mining Company**
Registration Statement on Form S-1
Filed June 12, 2009
File Number 333-159966

Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 2, 2009
File Number 001-08491

Dear Mr. White:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Security Holdings of Selling Stockholders, page 3

1.   For each Selling Stockholder, confirm to us that (1) each purchased its securities in the ordinary course of business and (2) at the time of purchase, the stockholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify as underwriters all affiliates of registered broker-dealers that are listed as selling shareholders. Identify as underwriters all selling shareholders who are registered broker-dealers, or confirm to us that all securities being resold by registered broker-dealers constitute compensation for investment banking services. In this regard, we note your disclosure in footnotes 5 and 6 on page 4.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 4

Our ability to market our metals production . . . , page 11

2.   You refer to your "contracted smelters" and to your significant customers listed under Note 12 of Notes to Consolidated Financial Statements.   File your sales contracts with Teck Cominco Ltd., Korea Zinc, and Dowa/Sumitomo as exhibits or tell us why you do not believe that they are required under Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 28

The Greens Creek Segment, page 30

3.   Provide us with a more detailed, quantified breakdown of the factors resulting in the higher cost of sales in 2008. We note current disclosure that cost of sales increased "primarily due" to increased costs, etc.

Controls and Procedures, page 44

Disclosure Controls and Procedures, page 44

4.   We note your disclosure that controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified. Please disclose, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you filed or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

Management's Annual Report on Internal Control over Financial Reporting, page 44

5.   We note your disclosure that you implemented a new business system at your corporate office. Please explicitly disclose whether there were any changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-K.

Financial Statements, page F-1

Note 1: Summary of Significant Accounting Policies, page F-7

Properties, Plants and Equipment, page F-9

6.   We note your disclosure that idle facilities placed on standby basis are carried at the lower of net carrying value or estimated net realizable value. Please clarify if you record depreciation on such facilities when not in operation.

 Note 4: Properties, Plants, Equipment and Mineral Interests, page F-16

7.   We note your disclosure on page F-10 which indicates, "Undeveloped mineral interests are amortized on a straight-line basis over their estimated useful lives taking into account residual values." Please disclose the weighted average useful life of your undeveloped mineral interests and disclose how you determined the appropriate calculation. Tell us if you determined the useful life based on your intent to explore, the contractual terms of the mineral rights or some other method.

Note 7: Long-term Debt and Credit Agreement, page F-20

8.   Disclose the specific terms of all material covenants in your debt agreements. For all material covenants, disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods. Consider similar disclosure elsewhere in your filing.

Note 11: Derivative Instruments, page F-35

9.   We note your disclosure on page F-12 which specifies that "Changes in metals prices between shipment and final settlement will result in changes to revenues previously recorded upon shipment. Our concentrate sales are based on a provisional sales price containing an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of the concentrates at the forward price at the time of the sale. The embedded derivative, which does not qualify for hedge accounting, is adjusted to market through earnings each period prior to final settlement."

        With respect to this embedded derivative, please disclose the location and amounts of derivative instruments reported in the statements of financial position and statements of operations.

Exhibits 31.1 and 31.2

10.   Please confirm to us that, in future filings, your certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. We note in particular the following:

        ▪   the identification of the certifying individual at the beginning of the certification should be revised to remove the individual's title; and
        ▪   paragraph 4(d) should include the parenthetical language "(the registrant's fourth fiscal quarter in the case of an annual report)."

Michael B. White
Hecla Mining Company
July 9, 2009
Page 5

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Donald J. Bingle, Esq.
        (312) 827-8000